Filed by Exelon Corporation

(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Commission File No. 1-12869)

On June 23, 2011, Exelon distributed the attached newsletter to its employees regarding the merger integration process.

INTEGRATION

INFORMATION

A Note from Ron & Steve

Welcome to the second issue of IN, the official merger integration newsletter for Exelon and Constellation Energy employees. This bi-weekly publication is designed to keep you informed of merger-related events and help you better understand the many critical steps that will help us move toward integration. As employees, you’ll often be asked why the Exelon-Constellation merger makes sense. In this and future editions of IN, we’ll work to make sure you have the answers to those and many other questions. We’ll also help you understand the strengths, values and culture of each organization.

The Exelon-Constellation merger makes strategic sense and benefits shareholders of both companies, but it also offers significant benefits to BGE customers, the city of Baltimore and the state of Maryland. Within 90 days after closing the merger, each BGE residential customer will receive a $100 bill credit. In addition to these credits, Exelon will provide $5 million for the State of Maryland’s Electric Universal Service Program (EUSP), which benefits limited income customers. Over the long term, BGE customers will benefit from the sharing of best practices with Exelon’s current utilities, ComEd and PECO, in areas that include safety, reliability, efficiency and customer service.

Exelon has committed to building or refurbishing an office building that will serve as headquarters for the new company’s commercial businesses, which will retain the Constellation Energy name, as well as the Exelon and Constellation renewable energy units. The building will meet LEED standards, an internationally-recognized green building certification system. BGE’s gas and electric operations will continue to be managed locally from the utility’s existing Baltimore headquarters.

In addition, the Exelon-Constellation merger will continue to advance both companies’ focus on sustainability programs and giving back to the community. Exelon will provide $4 million to support the objectives of the EmPower Maryland Energy Efficiency Act and $10 million to spur development of Maryland’s electric vehicle infrastructure. Exelon also will invest in the development of 25 megawatts of new renewable generation in the state at an expected cost of $50 million. Exelon has committed to maintain Constellation’s/BGE’s charitable giving and traditional local community support in Maryland at its current level for at least 10 years following the close of the merger – good news for the many organizations these Baltimore-based businesses support.

We believe the Exelon-Constellation merger makes sense for both companies, our employees and the cities and states in which we operate. With that in mind, you can expect to learn more about the benefits of the transaction in future issues of IN. In the meantime, much work lies ahead to ensure a successful close of the merger and smooth integration. With your continued support and contributions, we’re confident that we’ll be successful in creating the nation’s #1 competitive energy company.

Ron DeGregorio	Steve Woerner
Chief Integration Officer, Exelon	Chief Integration Officer, Constellation Energy

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

For more info, visit us online!

Exelon employees can visit the Merger Integration Site on the Exelon intranet site.

Constellation employees can visit the Merger Integration Site on myConstellation.

Feedback

IN is produced by the Corporate Communications Groups of both Exelon and Constellation.

Please direct questions and comments to:

Exelon employees: IntegrationOffice@exeloncorp.com

Constellation employees: IntegrationOffice@constellation.com

Constellation Energy – Competitive Business Overview

Operating in several locations throughout the United States with headquarters in Baltimore, Constellation’s competitive businesses are under the umbrella of Constellation Energy Resources (CER), headed by Chief Operating Officer Kathi Hyle. CER businesses generate, manage and supply energy products and services to a broad range of customers, from utilities and municipalities to businesses, government agencies and homeowners nationwide.

Constellation Energy’s competitive businesses include:

Constellation Power Generation (CPG), which encompasses Constellation Energy’s portfolio of fossil fuel and renewable generating facilities. CPG includes 32 generating plants in seven U.S. states and Canada, and represents a balanced fuel portfolio that includes coal, natural gas, hydro, biomass and wind. In 2010, CPG completed construction of and began operating Maryland’s first-ever wind farm, a 70-megawatt wind project in Western Maryland known as Criterion. Constellation Energy’s total owned generation, including nuclear interests, includes almost 12,000 megawatts of energy.

The company’s commercial business units, which include retail, wholesale, residential, portfolio management, generation hedging and trading businesses, help customers intelligently buy, manage and use their energy. A trusted resource to more than 25,000 commercial, industrial and public sector customers and nearly 389,700 residential customers throughout the country, Constellation’s retail division is offering innovative ways to deliver and integrate electricity and gas sales with demand response, energy efficiency upgrades, on-site solar, renewable energy certificates and new technologies, such as VirtuWatt– a set of hardware and online tools to manage energy use in real-time.

Constellation’s retail energy business is one of the largest in the nation, serving two-thirds of Fortune 100 companies and more than 150 federal buildings and departments including the United States Capitol, United States Department of State, the Kennedy Center, Smithsonian Institution, Federal Bureau of Investigation and the Federal Reserve. In 2010, the wholesale customer supply operation served approximately 57 million MW of wholesale full-requirements electricity and related load-serving products. In addition, Constellation’s commodity operations provide hedging and optimization services to Constellation’s generation fleet and customer businesses. The company’s competitive businesses serve customers in 38 states and Washington, D.C.

Constellation now has 95 MW of solar generation either in operation or under development across the nation, including the largest rooftop installation in the U.S., and offers retail residential electric service in Maryland, New Jersey, Pennsylvania and Illinois. The recent acquisition of StarTex Power and pending acquisition of MXenergy, two major competitive residential suppliers, position Constellation Energy to exceed 1 million mass market customers by the end of 2011.

In the next issue of IN, look for an overview of Exelon’s competitive businesses, Power Team and Exelon Energy, led by Exelon Senior VP and Power Team President Ken Cornew.

INTEGRATION INFORMATION 6/23/2011

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger, integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 12; and (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Exelon intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

© Exelon Corporation, 2011

© Constellation Energy Group, 2011